May 3, 2013

VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:          Actuant Corporation
Comment Letter dated April 29, 2013
Form 10-K for the Fiscal Year Ended August 31, 2012
Filed October 26, 2012
File No. 001-11288

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Staff’s comment on its review of our Form 10-K for the fiscal year ended August 31, 2012 filed on October 26, 2012.  For your convenience, the Staff’s comment has been reprinted below in bold and italics.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 17

1.
As previously stated, your 2012 Mastervolt impairment charge wiped out your fourth quarter earnings and substantially reduced your annual operating results. We observed that your 2012 Form 10K disclosures appear deficient and we now understand that you do not intend to explain to investors the specific adverse business, economic and competitive factors that caused the impairment.  Also, it is our understanding that you do not intend to explain to investors how these causal factors precipitated the changes in the cash flow estimates for the Mastervolt business and how your revised estimates compare to the prior estimates you relied upon in concluding that the related assets were recoverable. Further, it is our understanding that you do not intend to explain to investors whether you plan to employ any specific strategies to substantially address the relevant adverse business, economic and competitive factors nor do you intend to substantively describe to investors the future prospects of Mastervolt as seen through the eyes of management. Based on your prior disclosures and on your response letters, it remains unclear whether the impairment was due to specific events and circumstances occurring in the fourth quarter or due to the material, adverse conditions which existed in prior quarters. In this regard, we did not identify any specific disclosures in your prior filings about the known, adverse factors impacting Mastervolt that could materially impair the recoverability of its assets. It is also unclear whether Mastervolt has historically generated profits or losses, whether Mastervolt has historically generated positive or negative cash flows, and the extent to which there have been any trends in earnings and cash flows. In this regard, we again reference the positive statements you made regarding Mastervolt’s operations in the filings immediately preceding the impairment charge. At this point, we are unable to understand how you can reasonably conclude that your disclosures are compliant with the specific requirements cited in our prior letter. Please reconsider your response, or clarify for us how the two sentence explanation of the impairment included in your Form 10K provides any substantive information to investors regarding the changes in Mastervolt’s business that took place between the December 2010 acquisition and the August 2012 impairment. We may have further comment.

We are disappointed that the Staff does not feel our original disclosures in our fiscal 2011 and 2012 SEC filings (including 10-Q’s, press releases filed via Form 8-K, and our annual reports on Form 10-K) adequately explain the challenging conditions in the European solar market, the European economy in general  and the underperformance of Mastervolt business.  While the marine electrical product line within Mastervolt has largely met our pre-acquisition expectations, the solar product line has fallen short, which lead to the fourth quarter fiscal 2012 impairment charge.   The Mastervolt solar product line represented approximately 3% of our consolidated revenues in fiscal 2012.

We believe we have previously informed investors of the inherent risk factors of our consolidated business, including 1) the impact of an economic downtown or uncertainty, 2) the risk involving acquisitions and their integration, 3) the large amount of goodwill and intangible assets on our balance sheet and the risk of a possible impairment, and 4) the competitiveness of our end markets.  We also communicated in our April 15, 2013 response to the Staff’s last comment letter the specific triggering event which led to the timing of the impairment charge in the fourth quarter of fiscal 2012.

Several times in the current comment letter the Staff indicates that “you do not intend” to explain the specific adverse business conditions, how those conditions impacted cash flow estimates and any contemplated strategies to address the business underperformance.  This is contrary to our previous responses.  We continue to believe that we have satisfied the disclosure requirements and provided investors with the adverse business, economic and competitive factors that caused the impairment.  However, in response to your request for additional disclosure, we propose in future filings to expand the disclosure regarding the Mastervolt impairment charge as follows:

“During the fourth quarter of fiscal 2012, the Company recognized a $62.5 million pre-tax non-cash impairment charge related to the goodwill and indefinite lived intangible assets of the Mastervolt business. The impairment was the result of business underperformance since acquisition and volatility in the solar market.  During the fourth quarter of fiscal 2012, industry-wide solar inverter inventory levels and production capacity exceeded demand, significant pricing competition existed and less favorable government incentive schemes were announced and implemented in Mastervolt’s served European markets.  This challenging economic and competitive environment had a significant adverse impact on projected long-term Mastervolt sales and profits.  Combined with an increase in the discount rate (based on changes in interest rates and risk factors) the projected cash flows of the Mastervolt business decreased substantially, leading to an impairment charge.   The impairment consisted of the write-down of $36.6

million of goodwill and $25.9 million of indefinite lived intangible assets (tradenames). Subsequent to this impairment charge, at August 31, 2012, there remained $40.0 million of goodwill and $13.6 million of indefinite lived intangible assets related to the Mastervolt business.”

In addition, in future filings, we will disclose significant known trends and uncertainties that we reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations. To the extent these trends could cause a material known uncertainty over the recoverability of recorded assets including goodwill, we will disclose that fact in MD&A.

We appreciate your feedback and continuously strive to improve our financial reporting.  Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer